

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 10, 2016

Via E-mail
Ms. Lora Ho
Senior Vice President, Chief Financial Officer and Spokesperson
Taiwan Semiconductor Manufacturing Company Limited
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re:** **Taiwan Semiconductor Manufacturing Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed April 11, 2016**
> **File No. 1-14700**

Dear Ms. Ho:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery